UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
(Amendment No. 5 with respect to Mr. Alain Merieux; amendment No. 1 with respect to Nouvelle bioMerieux Alliance S.A.; amendment No. 4 with respect to the other
                              Reporting Persons)*

                                 TRANSGENE S.A.
                                (Name of Issuer)

 Ordinary Shares, aggregate nominal value 23,008,603 euro for 10,055,760 shares
                         (Title of Class of Securities)

                                   F92641 10 3
                                  CUSIP Number



Mr. Alain Merieux           Nouvelle bioMerieux        TSGH S.A.S.
Chemin de l'Orme            Alliance S.A.              Chemin de l'Orme
69280 Marcy l'Etoile        Chemin de l'Orme           69280 Marcy l'Etoile
FRANCE                      69280 Marcy l'Etoile       FRANCE
Tel:(011-33)4.78.87.20.00   FRANCE                     Tel:(011-33)4.78.87.20.00
                            Tel:(011-33)4.78.87.20.00

                                   With Copies to:

ACCRA S.A.                  William J.T. Brown, Esq.
Chemin de l'Orme            LeBoeuf, Lamb, Greene &
69280 Marcy l'Etoile              MacRae, L.L.P.
FRANCE                      125 West 55th Street
Tel:(011-33)4.78.87.20.00   New York, NY  10019
                            Tel:  (212) 424-8000

          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  July 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.     Name of Reporting Person            I.R.S. Identification Number
       ------------------------            ----------------------------
       Mr. Alain Merieux                   Not applicable
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group*
       a._______
       b._______
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds*
       Not applicable
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization France
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    7.     Sole Voting Power
by Each Reporting Person With                 7,071,243
                                       -----------------------------------------
                                       8.     Shared Voting Power
                                              0
                                       -----------------------------------------
                                       9.     Sole Dispositive Power
                                              7,071,243
                                       -----------------------------------------
                                       10.    Shared Dispositive Power
                                              0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned By Each Reporting Person
       7,071,243
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row 11 70.3%
--------------------------------------------------------------------------------
14.    Type of Reporting Person*
       IN


-------------------------
*  See Instructions.

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.     Name of Reporting Person            I.R.S. Identification Number
       ------------------------            ----------------------------
       TSGH S.A.S.                         Not applicable
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group*
       a._______
       b._______
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds* WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization France
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned    7.     Sole Voting Power
by Each Reporting Person With                 7,071,143
                                       -----------------------------------------
                                       8.     Shared Voting Power
                                              0
                                       -----------------------------------------
                                       9.     Sole Dispositive Power
                                              7,071,143
                                       -----------------------------------------
                                       10.    Shared Dispositive Power
                                              0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned By Each Reporting Person
       7,071,143
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row 11 70.3%
--------------------------------------------------------------------------------
14.    Type of Reporting Person*
       CO

--------------------
*  See Instructions.

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.     Name of Reporting Person            I.R.S. Identification Number
       ------------------------            ----------------------------
       ACCRA S.A.                          Not applicable
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group*
       a._______
       b._______
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds*
       Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization France
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    7.     Sole Voting Power
by Each Reporting Person With                 7,071,143
                                       -----------------------------------------
                                       8.     Shared Voting Power
                                              0
                                       -----------------------------------------
                                       9.     Sole Dispositive Power
                                              7,071,143
                                       -----------------------------------------
                                       10.    Shared Dispositive Power
                                              0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned By Each Reporting Person
       7,071,143
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
       -----------
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row 11 70.3%
--------------------------------------------------------------------------------
14.    Type of Reporting Person*
       CO


--------------------
*  See Instructions.

--------------------------------------------------------------------------------
CUSIP No. F92641 10 3
--------------------------------------------------------------------------------
1.     Name of Reporting Person            I.R.S. Identification Number
       ------------------------            ----------------------------
       Nouvelle bioMerieux Alliance S.A.   Not applicable
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group*
       a._______
       b._______
--------------------------------------------------------------------------------
3.     SEC Use Only
--------------------------------------------------------------------------------
4.     Source of Funds*
       Not applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization France
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    7.     Sole Voting Power
by Each Reporting Person With                 0
                                       -----------------------------------------
                                       8.     Shared Voting Power
                                              0
                                       -----------------------------------------
                                       9.     Sole Dispositive Power
                                              0
                                       -----------------------------------------
                                       10.    Shared Dispositive Power
                                              0
--------------------------------------------------------------------------------
11.    Aggregate Amount Beneficially Owned By Each Reporting Person
       0
--------------------------------------------------------------------------------
12.    Check if the Aggregate Amount in Row 11 Excludes Certain Shares*
       -----------
--------------------------------------------------------------------------------
13.    Percent of Class Represented by Amount in Row 11 0%
--------------------------------------------------------------------------------
14.    Type of Reporting Person*
       CO


--------------------
*  See Instructions.

          This amended and restated statement on Schedule 13D (this "Statement") is the initial electronic filing by the Reporting Persons, as defined below This Statement is being restated pursuant to Rule 13-d(2)(e) under the Securities Exchange Act of 1934, as amended (the "Act") and Regulation S-T, Rule 101(a)(2)(ii).

          This Statement amends the Schedule 13D filed with the Commission on September 9, 1998, as amended to date. By this Statement, Nouvelle bioMerieux Alliance S.A. ("NBMA") notifies its disposition of direct interests in the Ordinary Shares (as defined in Item 1 below) and TSGH S.A.S. ("TSGH") notifies its acquisition of the Ordinary Shares of which NBMA has disposed. In consequence of the transactions reported herein, Mr. Alain Merieux and ACCRA S.A. ("ACCRA"), which controls TSGH and is controlled by Mr. Merieux, retained sole voting and dispositive power over the Ordinary Shares owned by them. This Statement constitutes the second amendment to Schedule 13D with respect to NBMA, the fifth amendment with respect to Mr. Merieux, and the third amendment with respect to the other Reporting Persons (as defined in Item 2).


Item 1.  Security and Issuer.

          This Statement relates to the ordinary shares, with an aggregate nominal value of 23,008,603 euro for 10,055,760 shares (the "Ordinary Shares"), of TRANSGENE S.A. ("TRANSGENE"), the principal executive offices of which are located at 11, rue de Molsheim, 67000 Strasbourg, France.

Item 2.  Identity and Background.

          (a) This Statement is being filed jointly by Mr. Alain Merieux, TSGH, a French societe par actions simplifiee, ACCRA, a French societe anonyme, and NBMA, a French societe anonyme (together, the "Reporting Persons"). As of the date hereof, ACCRA holds a controlling interest in each of TSGH and NBMA; Mr. Merieux holds a controlling interest in ACCRA.

          On March 31, 1998, a corporation controlled by Mr. Merieux became the beneficial owner of 3,084,700 Ordinary Shares in connection with the initial public offering of the Ordinary Shares. Of such 3,084,700 shares, TSGH directly held 1,781,800 Ordinary Shares as of its initial reporting date, September 9, 1998 and NBMA directly held the remaining 1,302,900 Ordinary Shares as of its initial reporting date, June 27, 2002 (such 1,302,900 Ordinary Shares were previously owned by bioMerieux Alliance S.A. and bioMerieux Pierre Fabre S.A., which have since been dissolved). On November 15, 2000, TSGH acquired 200 additional Ordinary Shares, raising the number of its directly held Ordinary Shares to 1,782,000.

          On April 27, 2001, TRANSGENE announced the commencement of a rights offering pursuant to French law to existing holders of Ordinary Shares (the "Rights Offering"). Pursuant to the Rights Offering, existing shareholders of TRANSGENE received one share right ("Share Right") for each Ordinary Share they owned on the record date, April 27, 2001, and eleven Share Rights entitled a shareholder to elect to purchase ten newly issued Ordinary Shares. In addition, existing shareholders received the right to subscribe for additional Ordinary Shares to the extent Share Rights remained unexercised at the time of the closing of the Rights Offering. The Rights Offering closed on May 15, 2001.

          On May 14, 2001, bioMerieux Pierre Fabre S.A. acquired 2,366,243 additional Ordinary Shares by exercising its Share Rights and subscribing for additional shares as permitted by the terms of the Rights Offering. Such 2,366,243 additional Ordinary Shares, together with the 1,302,900 Ordinary Shares from the initial public offering, were transferred to NBMA on June 27, 2002, at which time NBMA directly held a total of 3,669,143 Ordinary Shares at such time.

          On May 14, 2001, TSGH acquired 1,620,000 additional Ordinary Shares by exercising its Share Rights, increasing TSGH's number of directly owned Ordinary Shares to 3,402,000.

          On January 10, 2003, pursuant to the Contribution In Kind Agreement (as defined in Item 6 below), NBMA transferred 2,160,000 Ordinary Shares to its affiliate, TSGH, at 5.114 euro per Ordinary Share in a privately negotiated transaction, increasing TSGH's number of directly owned Ordinary Shares to 5,562,000. As consideration for the transfer of the 2,160,000 Ordinary Shares, NBMA received 255,121 newly issued shares of TSGH. These TSGH shares were then redistributed to the shareholders of NBMA in proportion to their respective shares in NBMA.

          On July 30, 2003, TSGH and NBMA entered into a Stock Purchase Agreement (as defined in Item 6 below), pursuant to which TSGH acquired from NBMA a total of 1,509,143 Ordinary Shares at 5.187 euro per Ordinary Share in a privately negotiated transaction, increasing TSGH's number of directly owned Ordinary Shares to 7,071,143, which represents approximately 70.3%. The purchase price per Ordinary Shares in such transfers was determined on the basis of the average Ordinary Share "spot" market stock prices.

          By virtue of their control relationship, each of Mr. Merieux and ACCRA indirectly beneficially owns approximately 70.3% of the Ordinary Shares. Mr. Merieux additionally directly holds 100 Ordinary Shares, as initially reported in Mr. Merieux's Schedule 13D as of March 31, 1998.

          (b), (c) and (f) Information regarding Mr. Merieux and the respective officers and directors of each of TSGH, ACCRA and NBMA is set forth in Schedules A, B, C and D, respectively, which are incorporated herein by reference.

          (d)-(e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of such Reporting Persons, any directors or executive officers of any of TSGH, ACCRA or NBMA (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.

          The total amount of funds required by TSGH to acquire the Ordinary Shares reported in Item 5(c) below was 18,874,164.74 euro. Such funds were provided by (i) in the case of the January 10, 2003 transfer of Ordinary Shares, 255,121 newly issued shares of TSGH, which had been valuated by an independent auditor in accordance with French law, for the benefit of NBMA and (ii) in the case of the July 30, 2003 sale of shares, TSGH's cash on hand at the effective date of payment of the purchase price for the 1,509,143 Ordinary Shares.

Item 4.  Purpose of the transactions.

          The purpose of the transactions described herein was to concentrate the maximum percentage of TRANSGENE securities in the hands of TSGH as holding company, given the global context of the current reorganization of ACCRA, which has decided to regroup the companies under its control into two subgroups, on the one side NBMA and NBMA's shareholders, and on the other side TSGH and TSGH's shareholders. As a result of this reorganization, the only remaining link between NBMA and TSGH/TRANSGENE is by way of some of their common shareholders.

          Except as reported in this Statement none of the Reporting Persons, and to the best of TSGH's, NBMA's and ACCRA's knowledge, none of their respective directors, executive officers or controlling persons, have any current plan or proposal which relates to, or could result in (a) the acquisition by any of the Reporting Persons of additional securities of TRANSGENE, or the disposition of securities of TRANSGENE; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TRANSGENE or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of TRANSGENE or of any of its subsidiaries; (d) any change in the present board of directors or management of TRANSGENE, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of TRANSGENE; (f) any other material change in TRANSGENE's business or corporate structure; (g) changes in TRANSGENE's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of the control of TRANSGENE by any person; (h) causing a class of securities of TRANSGENE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of TRANSGENE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. Each Reporting Person, and each of the respective directors and executive officers of TSGH, NBMA and ACCRA, may at any time and from time to time, review or reconsider its position with respect to TRANSGENE, and may change its intentions as stated above.

Item 5.  Interest in Securities of the Issuer.

          (a)-(b) As a result of the transactions described in Item 4 above, TSGH, which is directly controlled by ACCRA, directly holds 7,071,143 Ordinary Shares (approximately 70.3%); ACCRA, which is controlled by Mr. Merieux, indirectly holds such 7,071,143 Ordinary Shares (approximately 70.3%); Mr. Merieux indirectly holds such 7,071,143 Ordinary Shares and additionally directly holds 100 Ordinary Shares, for a total of 7,071,243 Ordinary Shares (approximately 70.3%); and NBMA, which is controlled by ACCRA, no longer holds any Ordinary Shares. (Mr. Merieux and such entities controlled by him may further simplify this ownership structure in the future). All Reporting Persons currently holding Ordinary Shares, directly or indirectly, report sole voting and dispositive power with respect to all such Ordinary Shares indicated above.

          (c) As described in Item 1(a) above, on January 10, 2003, NBMA transferred to its affiliate, TSGH, 2,160,000 Ordinary Shares at 5.114 euro per Ordinary Share, increasing TSGH's direct beneficial ownership percentage from approximately 33.8% to approximately 55.3%. Pursuant to a Stock Purchase Agreement, dated as of July 30, 2003, between TSGH and NBMA, TSGH acquired a total of 1,509,143 Ordinary Shares at 5.187 euro per Ordinary Share in a privately negotiated transaction, increasing TSGH's ownership percentage from approximately 55.3% to approximately 70.3%.

          (d) Not applicable.

          (e) As of July 30, 2003, NBMA ceased to be the owner of more than five percent of the Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the transfer of Ordinary Shares to TSGH from NBMA, in exchange for shares of TSGH, TSGH and NBMA entered into a Contribution In Kind Agreement, dated as of January 10, 2003, between TSGH and NBMA (the "Contribution In Kind Agreement"), an English-language summary of which is attached hereto as Exhibit 18 and incorporated herein by reference.

          In connection with the purchase of Ordinary Shares by TSGH from NBMA, TSGH and NBMA entered into a Stock Purchase Agreement, dated as of July 30, 2003, between TSGH and NBMA (the "Stock Purchase Agreement"), an
English-language summary of which is attached hereto as Exhibit 19 and incorporated herein by reference.

          Other than as set forth above, neither the Reporting Persons, nor, to the best knowledge of such Reporting Persons, any of TSGH, ACCRA or NBMA have entered into any contract, arrangement, understanding or relationship (legal or otherwise) currently in effect with any person with respect to securities of TRANSGENE, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 17 Agreement Among Reporting Persons

Exhibit 18 Contribution In Kind Agreement, dated as of January 10, 2003, between TSGH and NBMA (English-language summary)

Exhibit 19 Stock Purchase Agreement, dated as of July 30, 2003, between TSGH and NBMA (English-language summary)

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 31, 2003

                                                     ALAIN MERIEUX, Individually
                                                     /S/ Alain Merieux
                                                     ---------------------------
                                                     Mr. Alain Merieux

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 31, 2003

                                               TSGH S.A.S.



                                               By: /S/ Christophe Merieux
                                                  ------------------------------
                                                   Name: Mr. Christophe Merieux
                                                   Title: President

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 31, 2003

                                             ACCRA S.A.



                                             By:  /S/ Dominique Takizawa
                                                  ------------------------------
                                                  Name: Mrs. Dominique Takizawa
                                                  Title: Directeur General

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  July 31, 2003

                                            NOUVELLE bioMERIEUX ALLIANCE S.A.


                                            By:  /S/ Dominique Takizawa
                                                 -------------------------------
                                                 Name: Mrs. Dominique Takizawa
                                                 Title: Directeur General

                                                                      Schedule A

                                Reporting Persons

                                   Individuals


                                          Present Principal Occupation or
     Name          Business Address              Employment                  Citizenship
     ----          ----------------              ----------                  -----------

Alain Merieux      Chemin de l'Orme       President du Conseil               French citizen
                   69280 Marcy            d'Administration de Nouvelle
                   l'Etoile, France       bioMerieux Alliance

                                                                      Schedule B

                                Reporting Persons

                 Directors and Executive Officers of TSGH S.A.S.


                                                              Present Principal
     Name            Business Address        Position      Occupation or Employment     Citizenship
     ----            ----------------        --------      ------------------------     -----------

Christophe Merieux   Chemin de l'Orme        President             President            French citizen
                     69280 Marcy
                     l'Etoile, France

                                                                      Schedule C

                                Reporting Persons

                 Directors and Executive Officers of ACCRA S.A.


                                                                    Present Principal
     Name            Business Address        Position            Occupation or Employment     Citizenship
     ----            ----------------        --------            ------------------------     -----------

Dominique Takizawa   Chemin de l'Orme  Chief Executive Officer       Directeur General        French citizen
                     69280 Marcy
                     l'Etoile, France

Alain Merieux        Chemin de         President of the Board        President du Conseil     French citizen
                     l'Orme, 69280                                   d'Administration
                     Marcy l'Etoile,
                     France

Chantal Merieux      Chemin de         Director                      Administrateur           French citizen
                     l'Orme, 69280
                     Marcy l'Etoile,
                     France

Christophe Merieux   Chemin de         Director                      Administrateur           French citizen
                     l'Orme, 69280
                     Marcy l'Etoile,
                     France

Alexandre Merieux    Chemin de         Director                      Administrateur           French citizen
                     l'Orme, 69280
                     Marcy l'Etoile,
                     France

Philippe Villet      Chemin de         Director                      Administrateur           French citizen
                     l'Orme, 69280
                     Marcy l'Etoile,
                     France

Nicole David de      Chemin de         Director                      Administrateur           French citizen
Beublain             l'Orme, 69280
                     Marcy l'Etoile,
                     France

                                                                      Schedule D

                                Reporting Persons

      Directors and Executive Officers of Nouvelle bioMerieux Alliance S.A.

                                                                           Present Principal
       Name           Business Address            Position              Occupation or Employment            Citizenship
       ----           ----------------            --------              ------------------------            -----------
Dominique Takizawa   Chemin de l'Orme     General Manager/ Director     Directeur General             French citizen
                     69280 Marcy
                     l'Etoile, France

Alain Merieux        Chemin de l'Orme     President of the Board        President du Conseil          French citizen
                     69280 Marcy                                        d'administration
                     l'Etoile, France
Christophe Merieux
                     Chemin de l'Orme     Director                      Administrateur                French citizen
                     69280 Marcy
                     l'Etoile, France

Philippe Villet      Chemin de l'Orme     Director                      Administrateur                French citizen
                     69280 Marcy
                     l'Etoile, France

Jean Ledain          Chemin de l'Orme
                     69280 Marcy          Director                      Administrateur                French citizen
                     l'Etoile, France

SOLFUR SA            Chemin de l'Orme     Director                      Administrateur                French company
represented by       69280 Marcy
Fanny Picard         l'Etoile, France


Jean-Marc Janodet    Chemin de l'Orme     Director                      Administrateur                French citizen
                     69280 Marcy
                     l'Etoile, France

Groupe Industriel    9, Rond-Point des    Director                      Administrateur                French company
Marcel Dassault      Champs Elysees,
represented by Mr.   75008 Paris,
Benoit Habert        France



                                                                           Present Principal
       Name           Business Address            Position              Occupation or Employment            Citizenship
       ----           ----------------            --------              ------------------------            -----------

Sofiservice          89, rue Taitbout,    Director                      Administrateur                French company
represented by Mr.   75009 Paris France
Arnaud Fayet

EXHIBIT INDEX


Exhibit  17   Agreement Among Reporting Persons

Exhibit 18 Contribution In Kind Agreement, dated as of January 10, 2003, between TSGH and NBMA (English-language summary)

Exhibit 19 Stock Purchase Agreement, dated as of July 30, 2003, between TSGH and NBMA (English-language summary)